UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KNIGHT CAPITAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

499005 10 6

(CUSIP Number)

TD Ameritrade Holding Corporation

6940 Columbia Gateway Drive, Suite 200

Columbia, MD 21046

Attention: General Counsel

Fax: (443) 539-2209

Copy to:

Foley & Lardner LLP

321 N. Clark Street, Suite 2800

Chicago, IL 60654

Attention: Patrick Daugherty

Fax: (312) 832-4700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of reporting person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TD Ameritrade Holding Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 26,000,013*
	(8)	Shared voting power
	(9)	Sole dispositive power 26,000,013*
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 26,000,013*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%*
(14)	Type of reporting person (see instructions) CO

*	Represents shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock (the “Series A-1 Preferred Stock”), with the percent ownership calculated using the number of outstanding shares of Class A Common Stock reported in the Issuer’s Proxy Statement for the Special Meeting of Stockholders, as filed with the Securities and Exchange Commission on November 19, 2012 and assuming the conversion of all outstanding shares of Series A-1 Preferred Stock. Assuming only the conversion of the shares of Preferred Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 13.1% of the Class A Common Stock.

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by the undersigned with the Securities and Exchange Commission on August 16, 2012, as amended by Amendment No. 1 filed on August 29, 2012, and relates to shares of the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”), into which the Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Shares”), are convertible. Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D filed on August 16, 2012.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 19, 2012, the Issuer, GETCO Holding Company, LLC (“GETCO”) and GA-GTCO, LLC (“Blocker”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, certain mergers will occur (the “Mergers”) and the surviving entities of the Mergers will survive as wholly owned subsidiaries of a corporation to be organized under Delaware law (“Newco”). Newco will be a publicly traded company, with its shares listed on the New York Stock Exchange.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of GETCO and the Issuer, upon the completion of the Mergers (1) each share of Issuer Common Stock will be converted into either (i) 1 share of Newco common stock, with cash to be paid in lieu of fractional shares of Newco common stock or (ii) $3.75 in cash, at the election of the holders of Issuer Common Stock, subject to a cap of 66.7% of the total number of shares of Issuer Common Stock converting in the Mergers that may be paid in cash and (2) the outstanding units of GETCO and Blocker will be converted into the right to receive, in the aggregate, (a) shares of Newco common stock, representing approximately 233 million shares of Newco as of the date of the Merger Agreement and (b) 75 million warrants to purchase shares of Newco common stock. The 75 million warrants will be divided evenly between three classes: 25 million warrants with a $4.00 exercise price and a four-year term; 25 million warrants at a $4.50 exercise price and a five-year term; and 25 million warrants at a $5.00 exercise price and a six-year term.

Consummation of the Mergers is subject to various conditions, including (i) requisite approvals of the holders of certain classes of units of GETCO and Issuer Common Stock and Series A-1 Shares (voting as a single class on an as-converted basis) (as well as a vote of holders of the preferred stock of the Issuer, if required), (ii) receipt of regulatory approvals and (iii) the absence of any law or order prohibiting the closing. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including (i) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other parties, (ii) compliance of the other parties with their covenants in all material respects and (iii) the delivery of opinions from counsel to GETCO, Blocker and the Issuer relating to the U.S. federal income tax code treatment of the Mergers.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

The Reporting Person owns 39,000 Series A-1 Shares and may be deemed to beneficially own 26,000,013 shares of Common Stock on a fully-converted basis, representing 13.1% of the Issuer’s total outstanding Common Stock, and assuming full conversion of all the Series A-1 Shares issued pursuant to the Purchase Agreement into shares of Common Stock, approximately 7.3% of the Issuer’s total outstanding Common Stock.

The percentages used in this Item 5 are based on 356,047,926 shares of Issuer Common Stock, which were computed based on the Issuer’s number of shares of outstanding Common Stock and outstanding Series A-1 Shares, as reported in the in the Issuer’s Proxy Statement for the Special Meeting of Stockholders, as filed with the Securities and Exchange Commission on November 19, 2012, and assume conversion of all outstanding Series A-1 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Voting and Support Agreement

In connection with the execution of the Merger Agreement, GETCO and the Reporting Person, as a stockholder of the Issuer, have entered into a Voting and Support Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Person agreed, among other things: (i) to vote in favor of approval of the transactions contemplated by the Merger Agreement, (ii) to grant an irrevocable proxy to GETCO during the term of the Voting Agreement to vote its shares of the Issuer in the manner indicated in clause (i), (iii) not to sell, short sell, transfer, pledge, assign, tender or otherwise dispose of the shares subject to the Voting Agreement or enter into any contract, arrangement or understanding with respect thereto and (iv) not to solicit any other transaction that would be an Acquisition Proposal (as defined in the Merger Agreement). The Reporting Person has not received any monetary consideration as a result of entering into the Voting Agreement.

The Voting Agreement and the other Voting Agreements will terminate on the earlier of the effective time of the Mergers and the date that the Merger Agreement is terminated.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 1 and which is incorporated herein by reference. This Amendment does not purport to amend, qualify or in any way modify either the Merger Agreement or the Voting Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Voting and Support Agreement dated as of December 19, 2012 between GETCO Holding Company, LLC and TD Ameritrade Holding Corporation

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2012

TD AMERITRADE HOLDING CORPORATION

By:	/s/ David L. Lambert
David L. Lambert
Deputy General Counsel